UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Baja Public House Corp

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 26, 2025

Physical Address of Issuer:

5900 Balcones Drive, Suite 23255, Austin, TX 78731, United States

Website of Issuer:

www.rino-baja.com

Is there a Co-Issuer? __X__ ***Yes*** ___ ***No***

Name of Co-Issuer:

Baja Public House SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 19, 2025

Physical Address of Co-Issuer:

5900 Balcones Drive, Suite 23255, Austin, TX 78731, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $15,000 advance setup fee and a $2,000 monthly fee payable to Dealmaker Securities and/or its affiliates for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

13,473

Price (or Method for Determining Price):

$2.51

Target Offering Amount:

$35,000.83

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,998.76

Deadline to reach the Target Offering Amount:

March 31, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	As of Inception (2025)*	For the year-end December 31, 2024*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Current Liabilities	$0	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$0	$0

* Reflects the financial results for the Crowdfunding Issuer, Baja Public House Corp as of inception on March 26, 2025. <u>Exhibit G</u>, attached hereto and made a part hereof, includes the audited financials for the Crowdfunding Issuer and the audited inception financials for the Co-Issuer, which was formed on May 19, 2025.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (Exhibit A)
September 2, 2025

Baja Public House Corp.



Up to $4,999,998.76 of Class B Common Stock

Baja Public House Corp (the "***Company,***" "***BPH***," "***we***," "***us***," or "***our***") is offering a minimum amount of $35,000.83 (the "***Target Offering Amount***") and up to a maximum amount of $4,999,998.76 (the "***Maximum Offering Amount***") of Class B Common Stock (the "***Securities***"), at a purchase price of $2.51 per share on a best efforts basis as described in this Form C (this **"*Offering*"**). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. The investment will be made through Baja Public House SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "***Co-Issuer***"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by March 31, 2026 (the "***Offering Deadline***"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("***Investors***" or "***you***") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "***Intermediary***"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "***Escrow Agent***") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,001.49	$85.13	$916.36
Investor Processing Fee (4)	$35.05	$2.98	$32.07
Target Offering Amount	$35,000.83	$2,975.07	$32,025.76
Maximum Offering Amount	$4,999,998.76	$424,999.90	$4,574,998.86

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $15,000 payment and a $2,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("*Investor Processing Fee*"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "*Capitalization and Ownership*") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.rino-baja.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is September 2, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the "**_Intermediary_**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**_Investors_**" or "**_you_**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Baja Public House Corp has established two complementary agreements with a Mexican operating company (MGB Marketing, S.C.) to develop and commercialize a boutique hotel and integrated bar/restaurant in El Pescadero, Baja California Sur. First, through a Revenue-Based Financing Agreement, the Company provides construction and development funding in exchange for a percentage of future revenue. Second, through a Management Services Agreement, the Company provides marketing, sales, and management services from the U.S., supporting the project's positioning, customer acquisition, and strategic direction. While the Mexican entity oversees day-to-day operations, the Company, which owns the Baja brand, maintains strategic control over brand and delivery while operating under a capital-efficient, service-based model.

The Company was incorporated in Delaware on March 26, 2025, and is headquartered in Austin, Texas. The Company's website is www.rino-baja.com.

A full description of our products, services and business plan can be found on the Company's investor website page at https://www.rino-baja.com (the "***Investor Website Page***") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeremy Philip Richard Spencer	Co-Founder, Chief Executive Officer and Director	Co-Founder, Chief Executive Officer and Director of Baja Public House Corp, 2025 – Present. Director and COO, Tequila Tromba, 2010 to 2025 Founder and Managing Director, El Gallo Altanero, 2017 to 2024 Managing physical site development, modular construction systems, and operational strategy across projects in Mexico and the U.S.	High School Graduate
Nicholas Andrew Reid	Co-Founder and Director	Co-Founder and Director of Baja Public House Corp, 2025 – Present. Socio Administrador of MGB Marketing SC, 2025 – Present Spirits Portfolio Director, Mighty Craft, 2020 to 2024 Responsible for overall company vision, capital strategy, brand development, and stakeholder engagement. Led high-impact projects in hospitality and wellness across Latin America and the Asia-Pacific.	Bachelor of Commerce and Arts from the University of Melbourne, graduated 2006

Biographical Information

<u>Jeremy Philip Richard Spencer</u> - Jeremy is the Co-Founder, CEO and Director of the Company. He brings over 30 years of experience across the hospitality spectrum, with a focus on high-end hotel operations and guest experience. He has developed, opened, and managed hotel and food and beverage businesses across Australia and the U.S., including serving as Director of Food and Beverage for Rydges Hotels, owning several successful hospitality ventures, and co-founding two beverage companies. Jeremy will lead operational planning, vendor coordination, and on-the-ground execution. He specializes in designing and delivering seamless guest experiences by aligning service, design, and operational systems. Jeremy's role ensures that each property operates efficiently while embodying the brand's values.

<u>Nicholas Andrew Reid</u> - Nicholas is the Co-Founder and Director of the Company, as well as the Socio Administrador of MGB Marketing SC, 2025. He is a seasoned entrepreneur with over 20 years of experience in hospitality, the spirits industry, and brand development across Mexico, Australia and the US. He began his business career in Mexico 18 years ago with PriceWaterHouseCoopers and has been involved in managing business across different industries in the Mexican Market. As Co-Founder of the Company, he drives the Company's long-term strategy, partnerships, and investor relations. He has led high-impact projects in the tequila industry, high-end hospitality, and regenerative land use, consistently blending cultural authenticity with commercial viability. Nicholas brings a deep understanding of cross-border operations, investor relations, and sustainable development models.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Baja Public House SPV, LLC (the "*Co-Issuer*"), located at 5900 Balcones Drive, Suite 23255, Austin, TX 78731.

The Co-Issuer was organized as a Delaware limited liability company on May 19, 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://www.rino-baja.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Baja Public House Corp (the "**Company**" or "**BPH**") has entered into contractual agreements with a third-party Mexican operating company to develop and commercialize a boutique hotel and integrated bar/restaurant in El Pescadero, Baja California Sur. While the Mexican entity will oversee day-to-day operations, BPH which owns the Baja brand, will license the brand to the operator and provide key marketing, sales, and management services from the U.S., supporting the project's positioning, customer acquisition, and strategic direction.

The Company's business model is built on two distinct but complementary agreements with MGB Marketing, S.C. (the "**Mexican operating company**"):

1. **Revenue-Based Financing Agreement**: Under this agreement, Baja provides funding to the Mexican operating company for construction and development of the hotel and restaurant property. In return, Baja receives a revenue share of 7.5% of Gross Revenues. MMSC must pay the greater of: (i) the Revenue-Share Payment equal to 7.5% of Gross Revenue for each Payment Period; or (ii) the corresponding Minimum-Payment amount based on a percentage schedule of the Outstanding Payment Obligations, ranging from 6% in Year 1 to 15% in Year 10.

2. **Management Services Agreement**: Separately, Baja provides ongoing management services including marketing, brand development, technology support, and strategic oversight. For these services, Baja receives a management fee of 5% of the property's gross revenue, calculated monthly and trued up annually.

These agreements allow Baja to maintain strategic control over brand and guest experience while creating two complementary revenue streams without assuming direct operational responsibilities in Mexico. Under the terms of these agreements, revenue share payments owed to Baja under the Revenue-Based Financing Agreement are given priority and must be paid in full each month from gross revenue before any management fees under the Management Services Agreement are calculated or paid. If monthly gross revenue is insufficient to cover both obligations, management fees are deferred or reduced accordingly. This subordination ensures that the Company's return of investment takes precedence over service-based compensation. In addition, under the Revenue-Based Financing Agreement, Baja has received a conditional security interest in the revenues and receivables of the hotel and restaurant operations. This lien remains unperfected unless an event of default occurs, at which point Baja has the right to file and enforce its security interest under Mexican law.

Summaries of the Revenue-Based Financing Agreement and the Management Services Agreement are provided herein. Complete copies of these agreements are available to prospective investors upon written request to the Company.

Business Plan

The Company is establishing a unique business model for developing and operating boutique hospitality properties, beginning with a hotel and integrated bar/restaurant in El Pescadero, Baja California Sur, Mexico. The key elements of this plan include:

Contractual Operating Structure:

- BPH has structured a contractual agreement with a third-party Mexican operating company
- The Mexican entity will handle day-to-day operations, local compliance, and on-site management
- BPH will retain brand ownership and provide management services from the U.S.

Service-Based Model:

- BPH will license the Baja brand to the operator
- The company will provide marketing, sales, investor relations, and strategic management services
- This approach allows capital-efficient operation while maintaining brand control

Oversight and Quality Control:

- BPH retains defined oversight rights across all aspects of operations
- The company will have input on design execution, operational performance, and brand alignment
- This structure ensures consistent guest experience and brand integrity

Revenue Structure:

- Revenue-based financing arrangement with the Mexican operating company
- Management services fees for ongoing operational support
- Brand licensing revenue

Market Positioning:

- Targeting travelers seeking authentic, immersive experiences in a developing destination
- Emphasis on sustainability, community integration, and high-quality design
- Positioning El Pescadero as an alternative to more developed Baja destinations

Growth Strategy:

- Establish proof of concept with the El Pescadero property
- Refine the operational model to maximize efficiency and guest satisfaction
- Potential for expansion to additional locations using the same contractual structure

The plan leverages BPH's expertise in hospitality brand development while minimizing operational complexity by partnering with local entities for on-the-ground execution.

The Company's Products and/or Services

Product / Service	Description	Current Market
Brand Licensing	Licensing the Baja brand to the Mexican operating company for use at the El Pescadero property.	Boutique hospitality properties in developing destinations.
Marketing & Sales Services	Comprehensive marketing strategy, digital presence management, customer acquisition, and reservation systems.	Hospitality operators seeking U.S.-based marketing expertise.
Strategic Management	Oversight of property development, operational standards, and brand alignment under the Management Services Agreement, including coordination with architects, designers, and contractors through pre-opening and operational phases.	Hospitality ventures requiring strategic direction and quality control.
Investor Relations	Managing investor communications, reporting, and capital strategy.	Real estate and hospitality investors interested in emerging markets.
Revenue Based Financing	Provided targeted development funding for the El Pescadero property in exchange for revenue sharing	Hospitality projects seeking supplemental financing structures.

Competition

The market for boutique hospitality experiences in coastal Mexico includes several competitors with different positioning:

1. <u>Established Luxury Brands</u>: International luxury hotel chains operating in the region, such as Four Seasons and Rosewood, provide high-end experiences but often lack local authenticity and command premium pricing.
2. <u>Boutique Hotel Groups</u>: Regional boutique hotel collections like Grupo Habita and Bunkhouse Group offer design-forward experiences similar to BPH but typically operate their properties directly rather than through a licensing and services model.

3. <u>Independent Properties</u>: Locally-owned boutique hotels and restaurants compete for similar guests but often lack the marketing reach, brand cohesion, or operational expertise that BPH can provide.

4. <u>Alternative Accommodation Platforms</u>: Airbnb, VRBO, and similar platforms offer vacation rentals that compete for traveler dollars but generally don't provide the consistent experience or integrated food and beverage offerings that BPH will offer.

Baja distinguishes itself through:

- A capital-efficient operating model that leverages local expertise while maintaining brand control
- A strong emphasis on authentic connection to place and community
- Integrated approach to hospitality that combines accommodation, dining, and social experiences
- Strategic U.S.-based marketing and operational support

The Company's business model, which separates brand ownership and management services from direct operations, provides a competitive advantage by reducing capital intensity while maintaining quality control and brand integrity.

Customer Base

Our customer base will serve two distinct customer segments:

1. **End Consumers/Guests**:

   o <u>Demographics</u>: 30–55-year-old professionals and creatives from major U.S. and Canadian markets, particularly California, Texas, and the Pacific Northwest
   o <u>Psychographics</u>: Experience-seeking travelers who value authentic local experiences, sustainability, design aesthetics, and connection to place
   o <u>Travel Patterns</u>: Typically taking 4–7-day trips, often as couples or small groups of friends
   o <u>Spending Habits</u>: Willing to pay premium prices for unique, high-quality experiences but seeking value beyond traditional luxury

2. **Operating Partners**:

   o The Mexican operating company managing the day-to-day operations
   o Future potential operating partners for additional locations
   o These partners benefit from the Company's brand value, marketing expertise, and operational guidance

The business model positions the Company to serve these customers by creating a distinctive hospitality experience that resonates with the target demographic while providing valuable services to operating partners who can execute effectively on the ground.

Governmental/Regulatory Approval and Compliance

The Company's business model requires awareness of and compliance with various regulatory frameworks:

1. **Mexican Hospitality Regulations**:

    o   While the Mexican operating company will directly handle local permits and licenses, BPH must ensure contractual agreements address compliance with local hospitality regulations, environmental requirements, and labor laws.

2. **Cross-Border Business Operations**:

    o   BPH's revenue-based financing arrangement and management services require compliance with regulations governing international business transactions, including appropriate documentation and tax reporting.

3. **Brand Licensing**:

    o   Proper trademark registration and protection in both the U.S. and Mexico
    o   Compliance with licensing regulations in both jurisdictions

4. **Financial Compliance**:

    o   Currency exchange regulations
    o   Anti-money laundering provisions
    o   Foreign investment registration (RNIE in Mexico)

5. **Tax Considerations**:

    o   Proper treatment of revenue under the U.S.-Mexico tax treaty
    o   Withholding requirements
    o   Transfer pricing documentation
    o   Revenue-sharing payments to Baja are subject to a 10% withholding tax under the U.S.–Mexico income tax treaty
    o   If treaty benefits are unavailable due to breach or default, payments must be grossed up to provide Baja with the equivalent after-tax amount.
    o   MMSC is required to maintain transfer pricing documentation (cost-plus study) compliant with Mexican law, to support payments under the Management Services Agreement.

6. **Securities Regulations**:

    o   This Regulation CF offering must comply with U.S. securities laws
    o   Ongoing reporting requirements after the offering

The company has structured its arrangements to address these regulatory considerations, though ongoing compliance will require vigilance and possible adjustments as regulations evolve in both countries.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 0 employees but plans to have 1-2 employees within the coming months.

Perks

The Company is offering additional bonus awards of shares of the Company's Class B Common Stock (the "***Bonus Shares***") and other incentives listed below ("***Perks***") to investors.

All Perks in lower tiers are included with higher tiers. Perks are non-stackable - investors will receive only the highest-value Perk they qualify for based on their total investment amount. A summary of key terms and conditions is provided below.

Qualifying Bonus Shares will be awarded together with Securities subscribed for. For details regarding redemption periods, blackout dates, and other limitations for other Perks, please see Appendix A and visit www.rino-baja.com/investor-perks-terms.

Time-Based Bonus Shares of Class B Common Stock:

The First Wave (August-September 2025)

Funded Investment Amount received by 11:59 pm Pacific Time on September 30, 2025*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	15% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	15% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit (bucket hat, sunscreen, bandana, beach towel, tote bag)
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	15% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	15% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day yoga immersion experience OR 5-day surfing classes (2 guests)

Limited Quantity Bonus: First 10 Tier 1 Investors receive Custom Knife Kit.

The Groundbreakers (October 2025)

Funded Investment Amount received by 11:59 pm Pacific Time on October 31, 2025*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	12% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	12% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	12% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	12% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

Cantina Club Members (November 2025)

Funded Investment Amount received by 11:59 pm Pacific Time on November 30, 2025*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	10% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	10% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	10% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

Limited Quantity Bonus: First 20 people to invest in Tier 1 in November receive access to a limited-edition bottle of Tequila Tromba aged in ceramic containers on the sea floor.

December 2025

Funded Investment Amount received by 11:59 pm Pacific Time on December 31, 2025*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	8% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	8% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	8% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

Limited Quantity Bonus: First 10 to invest in Tier 2 in December will have their name engraved on a plaque in front of a barstool with lifelong first right of refusal on occupying the stool.

New Years Shares (January 2026)

Funded Investment Amount received by 11:59 pm Pacific Time on January 31, 2026*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	5% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	5% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	7% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

Limited Quantity Bonus: First 10 people to invest in Tier 4 in January get a custom handmade BAJA surfboard stored for life on premises.

February 2026

Funded Investment Amount received by 11:59 pm Pacific Time on February 28, 2026*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	3% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	5% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	7% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

March 2026

Funded Investment Amount received by 11:59 pm Pacific Time on March 31, 2026*	Bonus Shares plus non-monetary Perks
Investment between $1,000.00 and $2,499.99 (Base Tier)	10% Bonus Shares
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	10% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	10% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

April 2026

Funded Investment Amount received by 11:59 pm Pacific Time on April 30, 2026*	Bonus Shares plus non-monetary Perks
Investment between $2,500.00 and $4,999.99 (Tier 1 - Baja Beach Kit)	5% Bonus Shares plus 1 Free Night Accommodation For 2 plus Baja Beach Kit
Investment between $5,000.00 and $7,499.99 (Tier 2 - Escuela Da Cocina)	7% Bonus Shares plus 2 Free Nights' Accommodation For 2 plus Desert Fire Cooking Master Class
Investment between $7,500.00 and $9,999.99 (Tier 3 - Sip N' Stay)	10% Bonus Shares plus 3 Free Nights' Accommodation For 2 plus Custom Cocktail Experience
Investment of $10,000.00 and above (Tier 4 - Just Do It)	15% Bonus Shares plus 5 Free Nights' Accommodation For 2 plus choice of 5-day experience

Limited Quantity Bonus: First 5 to invest in Tier 3 in April get to adopt and name 1 ancient cactus on the mountain with a plaque placed at its base.

*   For purposes of these tables, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.
.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company has been recently formed and has no operating history. We are just beginning to implement our business plan and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our business model relies on two separate agreements with the Mexican operating company, creating potential operational and financial risks.

Our business depends on the proper functioning of both our Revenue-Based Financing Agreement and Management Services Agreement with the Mexican operating company. These agreements create different rights and obligations:

- The Revenue-Based Financing Agreement entitles us to revenue sharing payments but exposes us to risks if the property fails to generate sufficient revenue to meet minimum payment obligations. The Revenue-Based Financing Agreement is limited to not more than 30% of the Offering proceeds and in any event an amount not exceeding $1,249,999.50, with the balance (no less than 70%) of proceeds dedicated to U.S.-based operations and services. This limitation is designed to maintain exemption from registration under the Investment Company Act of 1940.

- The Management Services Agreement generates fees for our marketing and management services but may be terminated under certain conditions, which would eliminate that revenue stream while leaving our investment in place.

If either agreement is breached, terminated, or becomes unenforceable, or if disagreements arise regarding their interpretation or implementation, our business model and financial performance could be significantly impaired. While the agreements are designed to work in tandem, tensions could develop between our rights under each agreement, particularly if the property underperforms financially.

Additionally, although Baja holds a conditional lien over project revenues, its ability to enforce this security interest under Mexican law depends on the occurrence of a defined default event and may require registration actions that could be delayed or contested

The anti-dilution rights held by Class A Common Stockholders may limit future capital-raising flexibility and dilute Class B investors.

Under the Company's Amended and Restated Certificate of Incorporation, the holders of Class A Common Stock are entitled to maintain ownership of at least 20% of the Company's outstanding common stock on a fully diluted basis. If future issuances of equity or convertible securities would otherwise reduce their ownership below this threshold, the Company is required to issue additional shares of Class A Common Stock at no cost to restore their percentage ownership. This may reduce the percentage ownership of other shareholders, including Class B shareholders, and may limit the Company's ability to negotiate terms with future investors.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our business model relies on a contractual agreement with a Mexican operating company, creating risks from international operations.

Our business model relies on a contractual agreement with a Mexican operating company for day-to-day operations of the hotel and restaurant facilities. This creates various risks, including:

- Potential difficulties enforcing contractual rights across international borders
- Exposure to fluctuations in the Mexican peso and currency exchange rates
- Reliance on the Mexican operating company to maintain regulatory compliance
- Political and economic risks specific to operating in Mexico
- Cultural and language barriers that may complicate management and oversight

If our relationship with the Mexican operating company deteriorates or terminates, or if they fail to perform according to our standards, our business could be significantly harmed. We may face challenges finding a suitable replacement operator or be forced to assume operational responsibilities, which could increase our costs and complexity.

We face risks related to the El Pescadero, Baja California Sur location.

Our initial project is located in El Pescadero, Baja California Sur, Mexico, which presents specific geographic and market risks:

- The area is subject to seasonal tourism patterns, with high and low seasons affecting occupancy
- The region has experienced rapid development, potentially leading to increased competition
- Infrastructure limitations regarding water, electricity, and services could affect operations
- The area is susceptible to natural disasters including hurricanes and earthquakes
- Travel advisories or security concerns regarding Mexico could negatively impact tourism

Our business model depends on the continued attractiveness of this location to our target demographic and any significant change in the perception or accessibility of El Pescadero could adversely affect our results.

Our success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our operating model separates brand ownership from property operations, which may create challenges in maintaining quality control.

Our business model separates brand ownership and management services (held by BPH) from direct property operations (handled by the Mexican operating company). While this creates capital efficiency, it also presents risks:

- Potential disconnects between brand standards and on-the-ground execution
- Limited direct control over customer experience and service delivery
- Dependency on the Mexican operator's ability to recruit, train and retain quality staff
- Challenges in rapidly implementing changes or improvements to operations
- Complications in addressing operational issues or guest complaints

If we cannot effectively bridge this separation through strong oversight, clear communication, and contractual enforcement, the quality of the guest experience could suffer, damaging our brand and financial performance.

Our revenue will depend on the success of a single property initially.

Initially, our business model relies on revenue from a single property in El Pescadero, making us vulnerable to:

- Local market fluctuations or downturns
- Property-specific operational challenges or failures
- Changes in local regulations or taxes
- Competitive pressures in a single geographic area
- Extreme weather events or natural disasters affecting one location
-

Until we can diversify with additional properties or revenue streams, problems at this single location could have an outsized impact on our overall financial performance.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we will maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation or interpretations of such regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations, or interpretations relating to existing laws and regulations, may impose new and significant disclosure obligations and other operational, investment advisory, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Foreign-exchange and cross-border transfer risk could materially reduce, delay, or prevent the cash flows on which our business model depends.

All revenue-share and management-fee payments originate in Mexican pesos (MXN) and must be converted to U.S. dollars (USD) each month using the *Banxico Fix* reference rate on the payment date. A weakening of the peso relative to the dollar would proportionally lower the USD amounts we receive. The RBFA includes a Currency Adjustment Mechanism that activates when the absolute percentage change between the Reference FX Rate and the Currency Conversion Rate exceeds 10% ('Currency Adjustment Trigger'). When triggered, all unpaid Minimum-Payment amounts are adjusted using an 'Adjustment Factor' equal to $1 + [((\text{Current Conversion Rate} \div \text{Reference FX Rate}) - 1) \div 2]$, which applies 50% of the exchange rate movement to the payment obligations. This provides partial protection against extreme currency fluctuations, though downward adjustments cannot reduce any Minimum-Payment amount below 50% of the originally scheduled amount. While this mechanism helps mitigate some currency risk, investors remain exposed to significant exchange rate volatility.

In addition, Mexico could impose exchange-control rules, transfer taxes, or other capital-movement restrictions that delay or block outbound remittances. Currency-hedging instruments may be unavailable or uneconomical, and any capital-controls exemption we rely on today could change without notice. If we cannot promptly convert or repatriate MXN earnings—or must do so at unfavorable rates—our liquidity, our ability to service corporate obligations, and the return profile of this Offering could all be adversely affected.

Risks Related to Real Estate

Our Revenue-Based Financing Agreement exposes us to real estate market risks in Baja California Sur, Mexico, which is subject to uncontrollable factors affecting performance and value.

Our Revenue-Based Financing Agreement with the Mexican operating company creates exposure to the local real estate market in El Pescadero, Baja California Sur. While we do not directly own the property, our revenue is directly tied to its performance. If the property fails to generate sufficient revenue due to market downturns, competitive pressures, or operational challenges, we may receive only minimum payments or face difficulties collecting even those. Additionally, our Management Services Agreement value is also tied to the property's success, as our management fees are calculated as a percentage of gross revenue. This dual dependence on a single property's performance in a specific real estate market creates concentrated risk for our business model.

The Mexican real estate market has historically experienced significant fluctuations and cycles in value, with specific market conditions potentially resulting in temporary or permanent reductions in the value of the property managed by the operating company. If the property does not generate sufficient income, the performance of the Company could be negatively impacted.

Income from, and the value of, the operations and managed assets may be adversely affected by a variety of factors, including but not limited to:

- Changes in domestic or international economic conditions, local market dynamics, and tenant financial health
- Declines in business confidence and future economic outlook
- Shifts in supply and demand for properties in the region
- Reduced availability of debt financing or increases in interest rates in Mexico
- Rising operational costs, including taxes, energy prices, and maintenance expenses
- Changes in environmental regulations, zoning laws, and other governmental policies in Mexico
- Declining desirability or utility of the property
- Risks stemming from dependency on cash flow generated by the property
- Structural or environmental issues, such as mold, asbestos, or weather-related damage
- Impacts of pandemics, epidemics, or other health crises on tourism and travel
- Catastrophes, natural disasters, or acts of God, particularly hurricanes which can affect the Baja peninsula
- Uninsured or uninsurable losses
- Political, social, or civil unrest, terrorism, or acts of war
- Other factors beyond the Company's control

The Company will base decisions on its assessment of these conditions and related factors. However, such assessments may prove incorrect, resulting in underperformance or losses. Difficult market conditions may also hinder the Company's ability to successfully execute its business plan, adversely affecting its financial results.

Certain fixed expenditures, such as taxes and maintenance costs associated with the operations of the property, generally do not decline when income from the property or operations decreases. Investors should be aware that the Company's business model involves a high degree of business and financial risk that could result in substantial losses. Only investors who can bear the consequences of a partial or total loss of their capital should invest.

The hotel and restaurant business in Mexico is highly competitive and subject to numerous inherent risks.

The business of owning and managing hotel and restaurant properties is highly competitive and subject to numerous inherent risks. Accordingly, the value of the property and interests managed by the Company will be influenced by several general risks associated with the ownership and management of real estate, including:

- New construction or redevelopment of comparable properties in El Pescadero and surrounding areas, which may adversely affect occupancy rates, rental income, or overall demand for the property
- Perceptions of prospective guests regarding the attractiveness of the property
- Rising operating costs, including real estate taxes, which may not be fully offset by increased room rates or food and beverage prices
- Changes in Mexican governmental regulations and the associated costs of compliance
- Amendments to tax laws, zoning regulations, or other regulatory frameworks that may impact the property
- Lack of demand for hospitality services in El Pescadero
- Changes in national or local economic conditions, including the decline of tourism in the area
- Disruptions caused by energy shortages, natural disasters, fire, storm damage, or other acts of God
- Failure of the Mexican operating company to meet performance expectations

Property values and the performance of the hotel and restaurant may also be affected by factors such as:

- General economic climate and market trends in Mexico and the United States
- Local supply and demand conditions for hospitality services
- Effectiveness of management and operational strategies
- Competition based on room rates, food and beverage offerings, or service quality
- Attractiveness, location, and condition of the property
- Financial stability of the Mexican operating company
- Quality of maintenance, insurance, and property management services
- Changes in tax rates, interest rates, and availability of financing in Mexico
- Liability for uninsured losses or delays caused by casualty events or condemnation
- Compliance with evolving environmental regulations and associated liability risks
- Risks arising from structural defects, latent property conditions, or hazardous materials
- Impacts of strikes, terrorism, acts of war, or other uncontrollable factors

Given these inherent risks, the Company's business model and its success depend on its ability to navigate these challenges effectively. Investors should recognize that real estate-related investments and operations involve significant uncertainties that could impact the Company's performance and financial results.

Our focus on hospitality management exposes us to significant competition in the business of identifying, structuring and realizing real estate transactions.

The Company expects to face significant competition in executing its business plan and delivering management services from entities with similar objectives. Potential competitors include private equity funds, hotel management companies, strategic acquirers, and other financial investors operating directly or through affiliates. The market has seen substantial growth in the formation of boutique hospitality brands and related entities in recent years, many of which have significant unused capital commitments, resulting in a highly competitive environment for acquisitions and operational management opportunities.

Many of these competitors possess significant advantages over the Company, including more extensive experience, larger teams, greater financial resources, and higher risk tolerances. These competitive investors may also possess additional advantages in achieving their goals, such as:

- Greater financial, technical, marketing, and operational resources
- Higher risk tolerance or different risk assessments that allow for aggressive strategies
- Lower return thresholds or cost of capital

- Access to funding sources unavailable to the Company
- The ability to realize synergistic cost savings or operational efficiencies through integration or scale
- Greater recognition and reputation within the market

These factors may allow competitors to secure opportunities, attract clients, and achieve performance results that could challenge the Company's ability to execute its business plan effectively. While the Company seeks to differentiate itself through its brand and focus on value creation, the competitive nature of the industry presents challenges that may impact its ability to achieve its objectives.

Our business model may expose us to potential environmental liabilities associated with the real estate property in Mexico.

Under Mexican federal, state, and local laws and regulations, property owners and, in some cases, property managers, may be held liable for the costs of removing or remediating hazardous or toxic substances on or within properties under their management. While the Mexican operating company bears primary responsibility, as a service provider and brand licensor, the Company may be involved in overseeing compliance with environmental regulations, which could expose it to liability or significant costs in certain circumstances.

While the Company intends to exercise due diligence in identifying potential environmental liabilities associated with the property under its management, hazardous or toxic substances may be discovered during the course of operations or after the property has been under management. In such cases, the property owner and operating company typically bear primary liability; however, the Company could incur expenses or reputational harm related to remediation or compliance efforts.

Furthermore, environmental contamination can impact property operations, reduce the marketability of the property, or lead to disputes with neighboring property owners. Environmental studies conducted as part of due diligence cannot guarantee the absence of hazardous conditions, and any required remediation could disrupt operations or result in unforeseen costs, which may adversely affect the performance of the property and, in turn, the Company's ability to achieve its objectives.

These risks underscore the complexities and potential liabilities associated with environmental compliance and highlight the importance of managing such issues carefully within the Company's property management operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact on how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering -- it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a "***rolling close***") of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Baja Public House SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Amended and Restated Certificate of Incorporation, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to request the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $2.51 per share, plus a 3.5% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third-party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Conflicts of Interest

We may have conflicts of interest with the Mexican operating company, which could result in business decisions that are not in the best interests of our stockholders.

There are numerous conflicts of interest between our interests and the interests of the Mexican operating company, including conflicts arising out of allocation of personnel and fee arrangements that might induce our Company to make decisions that are not in our best interests.

Examples of these potential conflicts of interest include, but are not limited to:

- Competition for the time and services of personnel that work for us and the Mexican operating company
- Compensation payable to our Company and the Mexican operating company for their various services, which may not be on market terms
- The possibility that our management, its officers and the Mexican operating company will face conflicts of interest relating to the management of the property, and that such conflicts may not be resolved in our favor, thus potentially limiting our business opportunities, impairing our ability to make distributions and adversely affecting our stock
- The possibility that our management will face conflicts of interest, particularly when they are also officers or managers of the Mexican operating company, resulting in actions that may not be in the long-term best interests of our stockholders
- Our management has considerable discretion with respect to the terms and timing of our management activities and associated transactions
- The possibility that the competing demands for the time of our management and the Mexican operating company may result in them spending insufficient time on our business, which may result in missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you

Any of these and other conflicts of interest between us and the Mexican operating company could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our stock.

Our executive officers have interests that may conflict with the interests of stockholders.

Our executive officers are also affiliated with or are executive and/or senior officers of the Mexican operating company. These individuals may have personal and professional interests that conflict with the interests of our stockholders with respect to business decisions affecting us.

Our Company and the Mexican operating company, including our officers, face conflicts of interest caused by their roles with other programs, which could result in actions that are not in the long-term best interests of our stockholders.

Our management team is not exclusively dedicated to the Company.

If the competing demands for the time of our management, its key personnel, and the Mexican operating company result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and result in lower distributions to you.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital for U.S. operating expenses, construction support services and marketing and brand development. See "<u>Use of Proceeds</u>" section for more information.

The Offering

Minimum Target Offering Amount	$35,000.83
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	13,473
Maximum Offering Amount	$4,999,998.76
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,924,668*
Price Per Security	$2.51**
Minimum Individual Purchase Amount	$1,036.54+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	March 31, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 30 hereof.
Voting Rights	None. See the description of the voting and control rights on page 33.

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 288,700 shares of Class B Common Stock.

** Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Baja Public House SPV, LLC (the "**Co-Issuer**"), located at 5900 Balcones Drive, Suite 23255, Austin, TX 78731, United States. The Co-Issuer was organized as a limited liability company in Delaware in 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.rino-baja.com, or for the Offering website at https://www.rino-baja.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and the ability to assert state and federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel any investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $35,000.83, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,998.76, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("*Dealmaker*" or "I*ntermediary*"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $15,000 advance setup fee and a $2,000 monthly fee for the use of the platform payable to DealMaker Securities LLC and/or its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary & Compliance Fees *	8.5%	$2,975	8.5%	$425,000
U.S Operating Expenses (1)	30%	$10,501	35%	$1,749,999
Construction Support Services (2)	30%	$10,500	25%	$1,250,000
Marketing and Brand Development (3)	16.5%	$5,775	16.5%	$825,000
Technology and Booking Platform (4)	10%	$3,500	10%	$500,000
General Working Capital (5)	5%	$1,750	5%	$250,000
Total	**100%**	**$35,001+**	**100%**	**$4,999,999+**

+   These figures are rounded to the nearest whole dollar.

*   In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $17,500 payment and a $2,000 monthly fee for use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) U.S. Operating Expenses primarily support our ability to fulfill obligations under the Management Services Agreement, including executive management, administrative support, and oversight of the Mexican operations.

(2) Construction Support Services relate directly to our Revenue-Based Financing Agreement, ensuring proper oversight of the construction process in which we have a financial interest.

(3) Marketing and Brand Development funds support our obligations under the Management Services Agreement, building the value of the brand we license to the Mexican operating company.

(4) Technology and Booking Platform development supports our responsibilities under the Management Services Agreement, providing the systems needed for effective property management.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by March 31, 2026 (the "***Offering Deadline***"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $35,000.83**
> **Offering Maximum: $4,999,998.76**
> **Purchase Price Per Share of Security Offered: $2.51 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: March 31, 2026**

Terms of the Securities

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of Class B Common Stockholders may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Amended and Restated Certificate of Incorporation (the "***A&R COI***") attached as Exhibit E, and the Company's Bylaws (the "***Bylaws***") attached as Exhibit F (together with the A&R COI, the "***Company Governing Documents***"). All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

Class A Common Stock holds exclusive voting rights, with one vote per share. Holders of Class A Common Stock also have an anti-dilution right that ensures they collectively maintain ownership of at least 20% of the Company's outstanding common stock on a fully diluted basis, through the automatic issuance of additional shares if necessary, without additional consideration.

Class B Common Stock is non-voting and does not include any liquidation preference or conversion rights. Holders of Class A and Class B Common Stock are entitled to share equally and ratably in any dividends declared by the Board of Directors and in the Company's remaining assets upon liquidation, on a pro rata basis in proportion to the number of shares held.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,998.76 and a minimum of $35,000.83 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, Baja Public House SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $35,000.83 by March 31, 2026. Unless the Company raises at least the Target Offering Amount of $35,000.83 under the Regulation CF offering by March 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to March 31, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,998.76 Maximum Offering Amount.

The minimum investment per investor is $1,036.54, which includes a $35.05 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, as amended. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, as amended, and to the applicable provisions of Delaware law.

The total number of shares of all classes of stock that the Company has authority to issue is Ten Million (10,000,000) shares of Common Stock, par value of $0.001 per share (the "***Common Stock***"). The Common Stock consists of (i) Six Million Five Hundred Thousand (6,500,000) shares of Class A Common Stock (the "***Class A Common Stock***"), and (ii) Three Million Five Hundred Thousand (3,500,000) shares of Class B Common Stock (the "***Class B Common Stock***"). All classes of stock have a par value of $0.001 per share.

As of the date of this Form C, 6,137,286 shares of Class A Common Stock are issued and outstanding. There are no shares of Class B Common Stock issued and outstanding.

Class A Common Stock is the only class that has voting rights and anti-dilution protection. *The Class A Common Stock includes an anti-dilution protection feature that entitles its holders, collectively, to maintain ownership of at least 20% of the outstanding common stock of the Company on a fully diluted basis.* In the event of any issuance that would dilute Class A holders below that threshold, the Company is obligated to issue additional Class A shares for no additional consideration to restore the 20% minimum ownership level. Given that almost all of the available Class A shares have been issued, the issuance of additional Class A shares to maintain the 20% ownership threshold level would require the authorization of additional Class A shares.

Class B Common Stock has no voting rights. Except with respect to voting rights and anti-dilution provided to the Class A Common Stock, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Concurrently with this Offering, the Company is seeking to raise up to $6,125,000 through the private offering of Class B Common Stock (the "*Concurrent Offering*"). As a result, the Capitalization of the Company will change from that shown below.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	6,137,286(1)
Par Value Per Share	$0.001
Voting Rights	One vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	*Holders of Class A Common Stock maintain an anti-dilution right that preserves their ownership at a minimum of 20% of all outstanding and issued common stock on a fully diluted basis.* In addition, the Company may authorize the issuance of additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	100%

(1) Includes 500,000 Class A shares allocated to a management equity pool.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding options, SAFEs, convertible notes or warrants.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, the sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Even if the Maximum Offering Amount is raised, the Company intends to seek additional equity financing immediately following or concurrently with this Offering. The Company will likely seek to raise at least $1,207,500, from the sale of its Class B Common Stock, Subsequent capital raises from the sale of Common Stock or other equity, or derivative securities may be necessary and may be on more favorable terms or prices than those in this Offering. Moreover, future equity raises will cause the investors in this Offering to be diluted.

Subject to market conditions, the Company expects that a newly formed special-purpose vehicle (the "Construction Financing SPV") will conduct a private offering of debt or preferred-equity securities pursuant to Regulation D to raise up to $1,250,000 for direct construction costs of the Baja hotel and nightclub project. Securities issued by the Construction Financing SPV will be structurally senior only to the equity of that SPV and will not dilute the Class B Common Stock or alter the revenue-share payable to the Company under the Revenue-Based Financing Agreement. Investors in this Regulation CF Offering have no obligation to participate in the Regulation D financing.

What it Means to be a Minority Holder

Investors in our Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Nicholas Andrew Reid	2,150,000 shares of Class A Common Stock	21.5%
Jeremy Philip Richard Spencer	2,150,000 shares of Class A Common Stock	21.5%

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Previous Offerings of Securities

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$151,818 (1)	5,427,286(2)	N/A	March 26, 2025	Section 4(a)(2)
Class A Common Stock	$146,597(3)	210,000	General Working Capital	Various dates between April 19, 2025 to June 20, 2025	Regulation D Rule 506(b)

(1) Represents cash and in kind advisory and strategic services.
(2) 500,000 Class A shares issued to a management equity pool are not included in these figures.
(3) 10,000 Class A shares were issued for strategic or advisory purposes without cash consideration

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has entered into two formal agreements with MGB Marketing, S.C. ("**MMSC**"), the Mexican operating company that will develop and operate the hotel and restaurant. Together, these agreements structure the Company's investment, service relationship, and revenue streams.

Under the Revenue-Based Financing Agreement (**RBFA**), the Company funds a portion of the project's construction and development costs in exchange for monthly revenue-share payments until a fixed return is achieved.

Under the Management Services Agreement (**MSA**), the Company provides brand, marketing, and operational support services to MMSC in exchange for a fee tied to gross revenue.

The RBFA establishes the Company's priority right to receive monthly revenue-share payments from MMSC, which must be satisfied before any management fees become payable under the MSA. In addition, certain reimbursable costs advanced by the Company on MMSC's behalf may be repaid on flexible terms agreed between the parties.

A plain-English summary of these agreements is provided below to help Investors understand the key economic and contractual terms:

Revenue-Based Financing Agreement (RBFA)

Key Terms	Plain-English Summary
Parties	The Company lends to MGB Marketing, S.C. ("**MMSC**") as borrower and operator of the hotel/night-club in Baja Sur Mexico.
Investment Amount & Use	Up to US $1.5 million (≈30 % of the Reg CF raise) disbursed to MMSC of which at least 80 % to hard construction, ≤10 % to BPH administrative overhead, and balance ≤10 % to contingency. Ongoing MSA fees must be paid only from operating revenue
Funding Conditions Precedent	Advance is not disbursed until MMSC delivers building permits, RNIE registration, insurance naming BPH as loss payee, and an approved MXN budget / FX strategy.
Revenue-Share	7.5% of Gross Revenue for each Payment Period (six-month periods ending June 30 and December 31) until all Outstanding Payment Obligations are satisfied according to the Minimum Payment Schedule (calculated over six-month Payment Periods but paid monthly no later than the 15th calendar day of the following month).
Minimum Payment Schedule	For each Payment Period, MMSC shall pay the greater of: (i) the Revenue-Share Payment equal to 7.5% of Gross Revenue, or (ii) the corresponding Minimum-Payment amount per Schedule A, ranging from 6% in Year 1 to 15% in Year 10

Key Terms	Plain-English Summary
Brand Royalty	For the first five (5) operating years, MMSC owes no royalty for use of the 'R!NO' brand. No later than sixty (60) days before the start of Year 6, the Parties shall determine a commercially-reasonable brand royalty.
Term	The period beginning on the Commencement Date and continuing until the earlier of ten (10) years or full satisfaction of the Minimum Payment Schedule.
Reporting & Audit	Quarterly construction updates pre-opening; thereafter monthly revenue statements, quarterly unaudited financials and KPIs, and annual reviewed financials, with BPH audit rights
Currency Adjustment Mechanism	If MXN/USD moves > 10 % in a six-month observation period, all unpaid Minimum-Payments are adjusted by 50 % of the FX move (see RBFA §3.7)
Pre-Payment Right	MMSC may prepay all Outstanding Payment Obligations at 107% of the Outstanding Payment Obligations if within the first two years following the Commencement Date, or at 103% thereafter, plus any accrued and unpaid Revenue-Share for the then-current Payment Period..
Collateral / Step-in	The Company receives a springing first-priority lien on project revenues & can "step in" to manage if MMSC defaults (after cure periods).
Governing Law	Delaware

Management Services Agreement (MSA)

Key Terms	Plain-English summary
Parties	The Company (service-provider) and MMSC (hotel operator).
Services	The Company supplies brand, development, marketing, finance, tech & admin support
Management Fee	5% of the Gross Revenue of the nightclub and hotel operations, computed for each six-month period ending June 30th and December 31st and trued up annually
Reimbursable Costs	MMSC reimburses BPH for project-related costs, including certain soft construction and pre-opening expenses advanced by BPH (1)
Term & Renewals	3-year initial term, auto-renewing for 1-year periods unless either party gives 90-days' notice.
Alignment with RBFA	Prior to hotel opening, reporting mirrors RBFA construction-update cadence; after opening, MSA reporting applies.
Early Termination	Multiple "for-cause" and convenience outs; the Company may also terminate if an RBFA default remains uncured.

(1) Reimbursements may be made under flexible terms (e.g., deferred or installment-based) as agreed between the parties. These advances are not treated as loans or investment securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of May 31, 2025, the Company had an aggregate of approximately $20,764 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Our business model creates two distinct revenue streams:
1. Revenue sharing under the Revenue-Based Financing Agreement, which begins upon commencement of commercial operations at the property. This includes minimum payments based on a percentage schedule (ranging from 6% in Year 1 to 15% in Year 10) or 7.5% of Gross Revenue, whichever is greater, for each six-month period ending June 30th and December 31st.

2. Management service fees under the Management Services Agreement, calculated as 5% of the property's gross revenue, computed for each six-month period ending June 30th and December 31st and trued up annually, which compensate us for marketing, brand management, and strategic oversight services.

Together, these agreements are designed to provide both return on our investment and compensation for ongoing services, creating a sustainable financial model that aligns the interests of both Baja Public House and the Mexican operating company.

In addition to this Offering, the Company intends to raise up to $6,250,000 in additional capital by offering Class B Common Stock, preferred stock, SAFEs or convertible notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $15,404,587.86. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.rino-baja.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Baja Public House Corp
(Issuer)

By:/s/ Jeremy Philip Richard Spencer
(Signature)

Jeremy Philip Richard Spencer
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in their capacity and on the dates indicated.

/s/ Nicholas Andrew Reid
(Signature)

Nicholas Andrew Reid
(Name)

Director
(Title)

September 2, 2025
(Date)

/s/ Jeremy Philip Richard Spencer
(Signature)

Jeremy Philip Richard Spencer
(Name)

Director
(Title)

September 2, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Investor Website

PERKS | FAQ'S | JOIN THE DISCUSSION

R!NO
PLAYA SAN PEDRITO, BAJA

I'M READY TO INVEST

 26°C
Todos Santos, BCS, MX

•• THE EARLY BIRD GETS THE PERKS—DON'T MISS OUT   **32 DAYS | 13 HRS | 29 MINS | 08 SECS**

CLIFFTOP CANTINA &
BOUTIQUE HOTEL

BEST OF BAJA

INVEST IN THE STORY EVERYONE ELSE WILL WISH THEY WERE PART OF.

Anyone can book a stay. Few can say they helped build it.

I'M READY TO INVEST

$1,000,000	$2.51	$1,001.49
Seed Amount Invested To Date	Share Price	Minimum Investment + 3.5% Investor Processing Fee

SEC FILINGS   OFFERING CIRCULAR   INVESTOR EDUCATION

We've filed with the US Securities and Exchange Commission (SEC).
For your due diligence and peace of mind, check out our investment docs.

LET'S FACE IT, MOST INVESTMENTS ARE DULL. PAINFULLY DULL.

You deserve something better.
Something you can feel, touch, taste.
Something you can experience. Something cool.
Something you can call your own.

INTRODUCING

 R!NO

A CLIFFTOP CANTINA, BOUTIQUE HOTEL & WELLNESS CENTRE.

PERCHED ON 27 ACRES OF UNTOUCHED OCEANFRONT IN BAJA CALIFORNIA SUR.

We're opening our doors to investors who want more than numbers on a spreadsheet.

This is an ROI you can drink, taste, wear, indulge, live...
And tell your friends about.












HERE'S THE SKINNY...


A world-class hospitality experience starring ice cold cocktails, flame-grilled food and endless sunsets.


A 30-room boutique hotel with $400–$600/night ADR, operating under a secure revenue-based lease agreement with the local Ejido. (Average Daily Rate)


A yoga & wellness centre to calm your mind and senses.


Sustainability forward off grid project focusing on minimizing our footprint.



Led by two industry veterans behind brands worth over $85M — with a vision not only for the consumer but the community.





DRINKING

DINING

DWELLING

DOING

ISN'T IT ABOUT TIME YOU CLAIMED YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE

And PS, we've done the hard work for you



R!NO Days

Sunrise yoga, surf lessons, horse rides or just cocktails and sunbathing by the pool

R!NO IS A LIVING, BREATHING DESTINATION AND WORLD-CLASS HOSPITALITY EXPERIENCE

Built for the adventurous and the curious, this is a place to unwind, reconnect, and raise a damn good glass to doing life differently.



R!NO Nights

Drinking, dining, dancing or watching the sunset from your bathtub

WE'RE BUILDING MORE THAN JUST ANOTHER HOTEL IN MEXICO.

We're building a community.

A creative playground.

A barefoot-luxury haven at the edge of the world.

BUILT BY VETERANS. BACKED BY VISION.

Founders Nick Reid and Jez Spencer bring over 50 years of combined experience in hospitality, spirits, and brand-building.















Nick, aspiring world surfing champion, co founder of Tequila Tromba and owner/founder of El Gallo Altanero Guadalajara, recently ranked #8 in North America.

TEQUILA TROMBA pwc

Jez, 30 ... spitality veteran, co-founder of 2 successful, independent liquor brands and professional beach goer. And yes, of course—he'll still make you margs.

THE WEST WINDS DISTILLERS Curatif

OVER THE COURSE OF THEIR CAREERS HAVE CREATED OVER $89 MILLION DOLLARS IN BRAND VALUE, THEY'VE SPOTTED FOUR MAJOR HOSPITALITY TRENDS BEFORE THEY BLEW UP...

R!NO BAJA IS NUMBER FIVE.

AND THIS TIME?

THEY'RE LETTING YOU IN ON IT.

ISN'T IT ABOUT TIME YOU CLAIMED YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE

And PS, we've done the hard work for you

OWNING A CLIFFTOP BOUTIQUE HOTEL BEATS ANOTHER LINE ON YOUR SPREADSHEET.

And let's be honest, investing in Baja sounds **a lot more** fun than buying another rental property in suburbia.

Put your money where the margarita is.

-$600/night om rates[1]	75–85% occupancy in peak season[2]	Tourism in Baja has been booming since 2019[3]	Limited competition in the region	A hotel that works for you and on you	$400–$600/n room rate

← →

NOT YOUR AVERAGE INVESTOR?

PERFECT. THIS ISN'T YOUR AVERAGE INVESTMENT.

R!NO isn't for everyone.
But if any of these sound like you, then you're exactly who we built this for:

THE LIFESTYLE INVESTOR

THE ADVENTURE-SEEKER



who wants their portfolio to look as good as their passport stamps.

who's done Bali, done Tulum, and is ready to own the next hot spot.

THE CREATIVE ENTREPRENEUR

who values experiences, aesthetics, and returns that go deeper than spreadsheets.

THE MAVERICK

who's not afraid to get in early... and brag about it later.

THE IMPACT-DRIVEN INVESTOR

who wants their money to support sustainable tourism and real community partnerships.

THE "F**K IT, I'M BUYING A BOUTIQUE HOTEL"

because why the hell not?

ISN'T IT ABOUT TIME YOU CLAIMED YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE

And PS, we've done the hard work for you



R!NO

INVESTOR PERKS

INVEST $1,000 - $2,499	15% BONUS SHARES	AVAILABLE UNTIL SEPTEMBER 30TH	INVEST NOW

INVEST $2,500 - $4,999

15% BONUS SHARES

TIER 1
BAJA BEACH KIT

- 1 Free Night Accommodation For 2
- R!NO Baja Beach Kit – bucket hat, sunscreen, bandana, beach towel, tote bag.
- FIRST 10 INVESTORS: Receive a hand-crafted knife set (2) created by Master Knife Maker Don José Ojeda. $2,500 minimum investment.*

AVAILABLE UNTIL SEPTEMBER 30TH

INVEST NOW

INVEST $5,000 - $7,499

15% BONUS SHARES

TIER 2
ESCUELA DE COCINA

- 2 Free Nights Accommodation For 2
- R!NO Desert Fire Cooking Master Class with Chef Blake and team.

AVAILABLE UNTIL SEPTEMBER 30TH

INVEST NOW

INVEST $7,500-$9,999

15% BONUS SHARES

TIER 3
SIP N' STAY

- 3 Free Nights Accommodation For 2
- Work with the R!NO bar team to create the ultimate desert/beach cocktail which you name and goes on the rotating founders cocktail menu.

AVAILABLE UNTIL SEPTEMBER 30TH

INVEST NOW

INVEST $10,000+

15% BONUS SHARES

TIER 4
JUST DO IT

- Total of 5 Free Nights Accommodation For 2
- PLUS your choice of;
  • 5 day yoga immersion experience (2 guests)
  OR
  • 5 day surfing classes (2 guests)

AVAILABLE UNTIL SEPTEMBER 30TH

INVEST NOW

For purposes of these tables, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Perks, incentives, and bonus shares are non-stackable – investors will receive only the highest-value perk they qualify for based on their total investment amount. A summary of key terms and conditions is provided below. For complete details regarding redemption periods, blackout dates, and other limitations, please see Appendix A of the Form C.

FOR YOU SMART COOKIES WHO WANT TO KNOW MORE,

Who can invest in a Regulation CF Offering?















HERE ARE SOME ANSWERS TO THINGS THAT MAY HAVE CROSSED YOUR MIND.

- What am I actually investing in?
- What will the funds be used for?
- What makes this opportunity different?
- What's the minimum investment?
- Are there investor perks?
- Why invest in startups?
- How much can I invest?
- How do I calculate my net worth?
- What are the tax implications of an equity crowdfunding investment?
- What do I need to know about early-stage investing? Are these investments risky?
- When will I get my investment back?
- Can I sell my shares?
- Exceptions to limitations on selling shares during the one-year lockup period:
- What happens if a company does not reach their funding target?
- How can I learn more about a company's offering?
- What if I change my mind about investing?
- How do I keep up with how the company is doing?
- What relationship does the company have with DealMaker Securities?

JOIN THE DISCUSSION

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DISQUS

PRIVACY POLICY

Sources
Gringo Gazette, "The Numbers Behind the Los Cabos Tourism Trends of 2024" (Sept. 18, 2024).
Mexico News Daily, "Mexico's Tourism Sector Posts Record Hotel Occupancy in Q1 2024" (Apr 16, 2024).
Mexico News Daily, "Mexico Records Best Tourism Figures Since 2019" (Feb 12, 2025).

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.



DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Bonus Offer Terms: All complimentary bookings must be paired with a paid booking (except Tier 4). Must be redeemed within 12 months of hotel opening. Max 2 guests per booking. Non-transferable. Subject to availability. Offers contingent on successful crowdfunding. No cash value. Force majeure conditions apply.

EXHIBIT C

**Subscription Agreement
between Investor and Co-Issuer**

Exhibit C

FORM OF CO-ISSUER SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INVESTOR WEBSITE PAGE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Baja Public House SPV, LLC
        c/o Baja Public House Corp
        5900 Balcones Drive, Suite 23255
        Austin, Texas 78731
        Attention: Jeremy Philip Richard Spencer, CEO

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase limited liability company membership units (the "**Securities**") of Baja Public House SPV, LLC,, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock ("**Class B Common Stock**") to be acquired from Baja Public House Corp, a Delaware corporation (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership units of the Co-Issuer which relate to Class B Common Stock issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Co-Issuer, dated as of May 19, 2025 (as the same may be amended or amended and restated from time to time, the "**Operating Agreement**"), and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Any capitalized term not specifically defined in this Subscription Agreement shall have the same meaning ascribed to such term in the Offering Materials.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision (collectively, the "**Offering Materials**"). It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the investor website page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline (as hereinafter defined); however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates have received or will receive in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even though the Subscriber's investment is not made with the Issuer.

(d)   This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,998.76, which includes a 3.5% Investor Processing Fee on each single investment in the Offering. The Co-Issuer may accept subscriptions until March 31, 2026 (the "***Offering Deadline***"). Provided that subscriptions for $35,000.83 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "***Target Offering Amount***"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "***Closing Date***").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "***Escrow Agent***") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and correct in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)   Eligibility of the Co-Issuer and Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer have been duly authorized by all necessary limited liability company action on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, and enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)   Authority for Subscription Agreement. The execution and delivery by the Co-Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the reviewed balance sheet of the Crowdfunding Issuer since inception on March 19, 2025, respectively, and the related statements of operations, changes in member's deficit and cash flows at May 31, 2025 (the "***Financial Statements***") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Mongio & Associates CPAs LLC, who has provided the reviewed Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had reviewed inception financials (the "***Inception Financial Statements***") reviewed by Mongio & Associates CPAs LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds" in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Materials, as of the date thereof, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and correct in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement, the Operating Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement, the Operating Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

     (i)   To the Co-Issuer;
     (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
     (iii)   As part of an offering registered under the Securities Act with the SEC;

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(iv)   Subscriber understands and agrees that Subscriber will not attempt to transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   <u>Subscriber information</u>. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)   <u>Issuer Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer and has had the opportunity to review the Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)   <u>Valuation</u>. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the

Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors, managers and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Subscriber hereby acknowledges and agrees that the Co-Issuer will not be permitted to, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "*IPO*") or any merger with or into a special purpose acquisition vehicle ("*SPAC*"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer (whether such securities are then owned by the Co-Issuer or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Issuer, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities of the Issuer to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Co-Issuer only if all officers and directors of the Issuer are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer merges or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber acknowledges and agrees that a legend reading substantially as follows may be placed on all certificates representing all of Co-Issuer's registrable securities of the Issuer (and the Issuer units or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF BAJA PUBLIC HOUSE CORP ("*BAJA*"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN BAJA AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT BAJA'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Subscription Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Securities and the Subscriber acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of all or any portion of the Issuer's Class B Common Stock or any securities which may be converted into the Issuer's Class B Common Stock, in each case, unless and until the transferee has agreed in writing for the benefit of the Co-Issuer and the Issuer, respectively, to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Subscription Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   Subscriber or the Co-Issuer, as applicable, has (A) notified the Co-Issuer or the Issuer, as applicable, of the proposed disposition; (B) furnished the Co-Issuer or the Issuer, as applicable, with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Co-Issuer or the Issuer, as applicable, furnished the Co-Issuer or the Issuer, as applicable, with an opinion of counsel reasonably satisfactory to the Co-Issuer or the Issuer, as applicable, that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Securities, and acknowledges and agrees that the Co-Issuer will not be permitted to make any disposition of any of the Issuer's securities, to any competitor of the Issuer, as determined in good faith by the Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Subscription Agreement and the performance of the obligations imposed by this Subscription Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Subscription Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Subscription Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Subscription Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Subscription Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscriber and the Co-Issuer or the Issuer), whether arising in tort or contract outside or under the provisions of this Subscription Agreement, shall be settled by mediation within twenty (20) miles of Austin, Texas. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within twenty (20) miles of the City of Austin, State of Texas.. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) if and when delivered by hand; or (b) if and when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

> If to the Co-Issuer, to:
> Baja Public House SPV, LLC
> c/o Baja Public House Corp
> 5900 Balcones Drive, Suite 23255
> Austin, Texas 78731
> Email: jez@rino-baja.com
> Attention: Jeremy Philip Richard Spencer, CEO

> If to the Issuer, to:

> Baja Public House Corp
> 5900 Balcones Drive, Suite 23255
> Austin, Texas 78731
> Email: jez@rino-baja.com
> Attention: Jeremy Philip Richard Spencer, CEO

> If to Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with Section 11(a) or 11(b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

BAJA PUBLIC HOUSE SPV, LLC AND BAJA PUBLIC HOUSE CORP

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Securities of Baja Public House SPV, LLC representing the right as a member of Baja Public House SPV, LLC to receive the benefits of Class B Common Stock issued by Baja Public House Corp, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Securities the undersigned hereby irrevocably subscribes for is:

$_____
(aggregate purchase price)

(b)   The aggregate number of Securities the undersigned hereby irrevocably subscribes for is:

_____
(aggregate number of Securities)

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Co-Issuer's books as held in the name of:

_____
(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____   _____
Signature   Signature

_____   _____
Name (Please Print)   Name (Please Print)

_____   _____
E-mail Address   E-mail Address

_____   _____
Address   Address

_____   _____
Address   Address

_____   _____
Telephone Number   Telephone Number

Signature Page

_____
Social Security Number/EIN

_____
Date

This Subscription is accepted

on _____, 202_

_____
Social Security Number/EIN

_____
Date

BAJA PUBLIC HOUSE SPV, LLC
By: Baja Public House Corp, its Manager

_____
Name: Jeremy Philip Richard Spencer
Title: Chief Executive Officer

BAJA PUBLIC HOUSE CORP

By: _____
Name: Jeremy Philip Richard Spencer
Title: Chief Executive Officer

Baja Public House Holding Corp

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Baja Public House Holding Corp by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

_____
(Name of Subscriber)

By: _____
(Authorized Signature)

_____
(Official Capacity or Title, if the Subscriber is not an individual)

_____
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

_____
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

_____
Taxpayer Identification Number

_____
(Telephone Number)

(Offline Investor)

(E-Mail Address) _____

Number of securities: _____**Common Stock**
Aggregate Subscription Price: **$_____ USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber: _____

_____
Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account: _____

EIN of account: _____

Address of account provider:

_____

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of: _____

Baja Public House Holding Corp

By: _____

Jeremy Philip Richard Spencer
Chief Executive Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: $_____ USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD The Investor's income (if not an accredited investor): USD _____

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a) (48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐   a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐   The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐   The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐   A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐   The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐   a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐   An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐   An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐   A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐   An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐   A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

      (i)   With assets under management in excess of $5,000,000,
      (ii)   That is not formed for the specific purpose of acquiring the securities offered, and
      (iii)   Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐   A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐   A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐   A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐   The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED: _____

INVESTOR:

_____
(Print Full Name of Entity or Individual)

By: _____
      (Signature)

Entity: _____
      (If signing on behalf of entity)

By: _____
      (Signature)

Name: _____
      (Print Full Name of Authorized Signatory)

Title: _____
      (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All Subscribers:

DealMaker Account Number: (Offline Investor) _____

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "***Electronic Payment Terms***"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED: _____

INVESTOR:

_____
(Print Full Name of Investor)

By: _____
　　(Signature)

_____
Name of Signing Officer (if Entity):

_____
Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Baja Public House Holding Corp's offering.

I certify that:

1. I, , am the trustee of the ("*Trust*") (the "*Trustee*")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Baja Public House Holding Corp's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("*Trust Investment*").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of _____

Signature of Client: _____

Date of Signature: _____

EXHIBIT D

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

BAJA PUBLIC HOUSE SPV, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (the "***Agreement***") of Baja Public House SPV, LLC, a Delaware limited liability company (the "***Company***") is entered into as of May 19, 2025 by and among the Company, Baja Public House Corp (the "***Manager***") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "***Members***"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

       WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

       WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Baja Public House Corp (the "***Crowdfunding Issuer***"), which will also serve as the Manager of the Company.

       WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

       NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

       Section 1.01   <u>Name</u>. The name of the Company is Baja Public House SPV, LLC.

       Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 5900 Balcones Drive, Suite 23255, Austin Texas 78731 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

       Section 1.03   <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

       Section 1.04   <u>Purpose; Powers</u>.

           (a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "*Officers*") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "*Interest*," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "***Covered Person***" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "*Partnership Representative*"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "*Revised Partnership Audit Rules*") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 85% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "*Liquidator*"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on May 19, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, Baja Public House Corp., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "*Transfer*" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	Baja Public House SPV, LLC c/o Baja Public House Corp 5900 Balcones Drive, Suite 23255 Austin, TX 78731 Email: jez@rino-baja.com Attention: Jeremy Philip Richard Spencer, CEO
If to the Manager:	Baja Public House Corp 5900 Balcones Drive, Suite 23255 Austin, TX 78731 Email: jez@rino-baja.com Attention: Jeremy Philip Richard Spencer, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

BAJA PUBLIC HOUSE SPV, LLC
By: Its Manager, Baja Public House Corp,
a Delaware corporation,

Signed by:
By: ____________________________
04BF7DFC3ACB4EF...
Name: Jeremy Philip Richard Spencer
Title: Chief Executive Officer

Signature page to Baja Public House SPV, LLC Operating Agreement

SCHEDULE I

MEMBERS SCHEDULE

Member Name and Address (Individual/Entity)	Cash Contribution	Interests/Units	Percent Interest

EXHIBIT E

Amended and Restated Certificate of Incorporation of Issuer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:55 PM 04/21/2025
FILED 01:55 PM 04/21/2025
SR 20251671346 - File Number 10143210

BAJA PUBLIC HOUSE HOLDING CORP
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

Originally Incorporated on March 26, 2025
This Amended and Restated Certificate of Incorporation
is being filed pursuant to Section 242 and 245 of the DGCL

Baja Public House Holding Corp (the "***Corporation***"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***DGCL***"), does hereby certify as follows:

That the original incorporation of the Corporation was filed with the office of the Secretary of State on March 26, 2025. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the DGCL, has been duly approved by the written consent of the shareholders of the Corporation in accordance with Section 228 of the DGCL, hereby amends and restates, in its entirely, the provisions of the Corporations Certificate of Incorporation to read as follows:

ARTICLE I
NAME

The name of this corporation is **Baja Public House Corp** (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***").

ARTICLE IV
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 10,000,000 shares of Common Stock (the "***Common Stock***"), $0.001 per share. Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A. 6,500,000 shares of Common Stock are designated as Class A (the "***Class A Common Stock***"), entitling each holder thereof to one shareholder vote per each share held of record by such holder. Class A Common Stock is the only class of shares with voting rights. The dividend and liquidation rights of the holders of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Class B Common Stock set forth herein.

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B. 3,500,000 shares of Common Stock are designated as Class B (the "***Class B Common Stock***"), entitling each holder thereof to no voting rights.

Voting. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock.

Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of stock having a preference over or the right to participate with the Class A Common Stock and Class B Common Stock with respect to the payment of dividends in cash, stock or property of the Corporation, such dividends may be declared and paid on the Class A Common Stock and Class B Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors in its discretion shall determine.

Liquidation, Dissolution, etc. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation as required by law, the holders of all outstanding shares of Class A Common Stock and Class B Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such shareholder.

Anti-Dilution Protection. The holders of Class A Common Stock shall collectively have the right to maintain ownership of at least 20% of all outstanding and issued common stock of the Corporation on a fully diluted basis (the "***Minimum Ownership Percentage***"). In the event that any issuance of equity securities (including common stock, preferred stock, options, warrants, or other convertible securities) by the Corporation would cause the holders of Class A Common Stock to own less than the Minimum Ownership Percentage, the Corporation shall, simultaneously with such issuance and without payment of additional consideration, issue to the holders of Class A Common Stock, pro rata based on their ownership of Class A Common Stock, such number of additional shares of Class A Common Stock as necessary to maintain the Minimum Ownership Percentage. For purposes of this provision, "fully diluted basis" means all outstanding shares of common stock of all classes plus all shares of common stock issuable upon conversion of preferred stock, exercise of outstanding options and warrants, and conversion or exercise of any other outstanding securities convertible into or exercisable for common stock, whether or not then convertible or exercisable.

Meetings. Shareholders of Class A Common Stock shall hold all meetings (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote to the extent required by Section 242(b)(2) of the General Corporation Law.

ARTICLE V
DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "***Board***") and the directors need not be elected by written ballot. The initial number of Directors shall be two (2) and thereafter the number shall be set by a resolution of the Board.

ARTICLE VI
BYLAWS

The business and affairs of the Corporation shall be managed by or under the direction of the Board. The number of directors that constitutes the whole Board shall be fixed by the Board in the manner provided in the Bylaws. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The shareholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by shareholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VII
AMENDMENT AND REPEAL

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VII.

ARTICLE VIII
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the shareholders of this Article VIII to authorize corporate action further, eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the shareholders will not adversely affect any right or protection of a director of the Corporation existing at the time of or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   COVERED PERSONS. To the fullest extent permitted by the DCGL, as the same exists or as may hereafter be amended, the Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "*Covered Person*") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this Article VIII may be expanded upon, but not restricted, by the bylaws.

D. **MODIFICATION.** Any amendment, repeal or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (d) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

* * * * *

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 18th day of April, 2025.

DocuSigned by:

Eric Hess

703AFABE027749D

Eric W. Hess, Secretary
Hess Legal Counsel
30 W Park Place, Morristown, NJ 07950

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EXHIBIT F

By-Laws of Issuer

BYLAWS
OF
BAJA PUBLIC HOUSE CORP

ARTICLE I

SECTION 1. INCORPORATION. It is recognized that Baja Public House Corp (the "***Corporation***") is a duly organized corporation authorized in compliance with the General Corporation Law of Delaware to do business in the State of Delaware ("***State of Formation***") by its Certificate of Incorporation or similar registered documents.

SECTION 2. STATE LAW. The Corporation is organized under the relevant laws of the State of Delaware ("***DGCL***"), and except as otherwise provided herein, the DGCL shall apply to the governance of the Corporation.

SECTION 3. PURPOSE. The purpose of the Corporation is to engage in any lawful activity for which corporations may be formed.

SECTION 4. CLASSES OF COMMON STOCK. The Corporation is authorized to issue (a) 6,500,000 shares of Class A Common Stock, $0.001 par value, each entitled to one vote per share, and (b) 3,500,000 shares of Class B Common Stock, $0.001 par value, which shall be non-voting except as expressly required by the DGCL.

ARTICLE II
SHAREHOLDERS

SECTION 1. ANNUAL MEETING. An annual meeting of the shareholders for the purpose of electing directors and the transaction of such other business as may properly be brought before the meeting shall be held each year at such time as may from time to time be determined by the Board of Directors. In the absence of such a determination by the Board, such annual meeting shall be held on the first Monday in the month of March each year, unless a legal holiday, and if a legal holiday, then on the next succeeding business day which is not a legal holiday.

SECTION 2. SPECIAL MEETINGS. Special meetings of the shareholders may be called either by the President, by the Board of Directors or by the holders of not less than one-fifth of all the outstanding shares of the corporation entitled to vote thereon, for the purpose or purposes stated in the call of the meeting.

SECTION 3. NOTICE OF MEETINGS. Written notice stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets not less than 20 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 4. FIXING OF RECORD DATE. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 60 days and for a meeting of shareholders, not less than 10 days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 days before the date of such meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. A determination of shareholders shall apply to any adjournment of the meeting.

SECTION 5. QUORUM. The holders of a majority of the outstanding Class A Common Stock entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at any meeting of shareholders, unless otherwise provided in the Certificate of Incorporation, but in no event shall a quorum consist of less than one-third of the outstanding shares entitled so to vote; provided that if less than a majority of the outstanding shares are represented at said meeting, a majority of the shares so represented may adjourn the meeting at any time without further notice. If a quorum is present, the affirmative vote of the majority of the outstanding shares of the corporation entitled to vote on a matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the State of Delaware, the Certificate of Incorporation or these by-laws. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of shareholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

SECTION 6. PROXIES. Each shareholder so entitled to vote or act may appoint a proxy to vote or otherwise act for him or her by signing an appointment form and delivering it to the person so appointed, but no such proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

SECTION 7. VOTING OF SHARES. (a) Except as required by the DGCL, the Certificate of Incorporation, or these Bylaws, each outstanding share of Class A Common Stock shall be entitled to one vote on each matter submitted to shareholders. (b) Class B Common Stock shall be non-voting and shall not be counted for purposes of determining the votes cast or the shares entitled to vote, except as required by Section 242(b)(2) of the DGCL (or any successor provision) or any other mandatory class-voting right under Delaware law.

SECTION 8. VOTING OF SHARES BY CERTAIN HOLDERS. Shares held by the corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at any given time.

Shares registered in the name of another corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such corporation.

Shares registered in the name of a deceased person, a minor ward or a person under legal disability, may be voted by his or her administrator, executor or court appointed guardian, either in person or by proxy without a transfer of such shares into the name of such administrator, executor or court appointed guardian. Shares registered in the name of a trustee may be voted by him or her, either in person or by proxy.

Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Any number of shareholders may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed 10 years, by entering into a written voting trust agreement specifying the terms and conditions of the voting trust, and by transferring their shares to such trustee or trustees for the purpose of the agreement. Any such trust agreement shall not become effective until a counterpart of the agreement is deposited with the corporation at its registered office. The counterpart of the voting trust agreement so deposited with the corporation shall be subject to the same right of examination by a shareholder of the corporation, in person or by agent or attorney, as is the record of shareholders of the corporation, and shall be subject to examination by any holder of a beneficial interest in the voting trust, either in person or by agent or attorney, at any reasonable time for any proper purpose.

Shares of its own stock belonging to this corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares at any given time.

SECTION 9. CUMULATIVE VOTING. In all elections for directors, every holder of Class A Common Stock shall have the right to vote in person or by proxy, the number of shares owned by him, for as many persons as there are directors to be elected, or to cumulate such votes, and give one candidate as many votes as the number of directors multiplied by the number of his shares shall equal, or to distribute them on the same principle among as many candidates as he shall think fit.

The Certificate of Incorporation may be amended to limit or eliminate cumulative voting rights in all or specified circumstances, or to limit or deny voting rights or to provide special voting rights as to any class or classes or series of shares of the corporation.

SECTION 10. CONDUCT OF MEETINGS. The presiding officer shall determine the order of business and procedures at meetings of shareholders, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

SECTION 11. INFORMAL ACTION BY SHAREHOLDERS. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken shall be signed (a) if 5 days prior notice of the proposed action is given in writing to all of the shareholders entitled to vote with respect to the subject matter hereof, by the holders of outstanding Class A Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting or (b) by all of the shareholders entitled to vote with respect to the subject matter thereof.

SECTION 12. VOTING BY BALLOT. Voting on any question or in any election may be by voice unless the presiding officer shall order or any shareholder shall demand that voting be by ballot.

ARTICLE III
DIRECTORS

SECTION 1. GENERAL POWERS. The business and affairs of the corporation shall be managed by or under the direction of its Board of Directors.

SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The initial number of directors of the corporation shall be two (2). The director shall hold office until the next annual meeting of shareholders, or until their successors have been elected and qualified. The director need not be residents of Delaware or shareholders of the corporation. The number of directors may be increased or decreased from time to time by the amendment of this section. No decrease shall have the effect of shortening the term of any incumbent director.

SECTION 3. REGULAR MEETINGS. A regular meeting of the Board of Directors shall be held without other notice than this by-law, immediately after the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors unless the Board consists of only one director, in which case special meetings shall be called by or at the request of the President or the sole director. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. NOTICE. Notice of any special meeting shall be given at least 2 days previous thereto by written notice or by telephone to each director at his business address or telephone number or such other address or telephone number as he may have advised the Secretary to use for such purpose. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegram company. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 6. QUORUM. A majority of the number of directors fixed by these by-laws shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that if less than a majority of such number of directors are present at said meeting, a majority of the directors present may adjourn the meeting at any time without further notice.

SECTION 7. MANNER OF ACTING. The act of the majority of the number of the directors fixed by these by-laws shall be the act of the Board of Directors, unless the act of a greater number is required by the DGCL, these by-laws, or the Certificate of Incorporation.

SECTION 8. VACANCIES. Any vacancy on the Board of Directors may be filled by election at the next annual or special meeting of shareholders. A majority of the Board of Directors may fill any vacancy prior to such annual or special meeting of shareholders.

SECTION 9. RESIGNATION AND REMOVAL OF DIRECTORS. A director may resign at any time upon written notice to the Board of Directors. A director may be removed with or without cause, by a majority of shareholders if the notice of the meeting names the director or directors to be removed at said meeting.

SECTION 10. ATTENDANCE BY CONFERENCE TELEPHONE. Members of the Board of Directors or any committee of the Board may participate in and act at any meeting of the Board or committee through use of the conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute attendance and presence in person at the meeting of the person or persons so participating for all purposes.

SECTION 11. INFORMAL ACTION BY DIRECTORS. The authority of the Board of Directors may be exercised without a meeting if a consent in writing, setting forth the action taken, is signed by all of the directors entitled to vote.

SECTION 12. COMPENSATION. The Board of Directors, by the affirmative vote of a majority of directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise notwithstanding any director conflict of interest. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board. No such payment previously mentioned in this section shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 13. PRESUMPTION OF ASSENT. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered or certified mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 14. COMMITTEES. A majority of the Board of Directors may create one or more committees of two or more members to exercise appropriate authority of the Board of Directors. A majority of such committee shall constitute a quorum for transaction of business. A committee may transact business without a meeting by unanimous written consent.

<u>ARTICLE IV</u>
OFFICERS

SECTION 1. NUMBER. The officers of the corporation shall be a President, and a Secretary, and such officers as may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer shall not of itself create contract rights.

SECTION 3. REMOVAL. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person removed.

SECTION 4. PRESIDENT. The President shall be the principal executive officer of the corporation. Subject to the direction and control of the Board of Directors and the Chief Executive Officer, he shall be in charge of the business of the corporation; he shall see that the resolutions and directions of the Board of Directors and the Chief Executive Officer are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the Board of Directors or the Chief Executive Officer; and, in general, he shall discharge all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer from time to time. He shall preside at all meetings of the shareholders and he shall preside at all meetings of the Board of Directors. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the Board of Directors, or the Chief Executive Officer or these by-laws, he may execute for the corporation certificates for its shares, and any contracts, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed, he may (without previous authorization by the Board of Directors) execute such contracts and other instruments as the conduct of the corporation's business in its ordinary course requires, and he may accomplish such execution either under or without the seal of the corporation and either individually or with the Secretary, any Assistant Secretary, or any other officer thereunto authorized by the Board of Directors, according to the requirements of the form of the instrument. He may vote all securities which the corporation is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the corporation by the Board of Directors.

SECTION 5. THE SECRETARY. The Secretary shall: (a) record the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, or a Vice President, or any other officer thereunto authorized by the Board of Directors, certificates for shares of the corporation, the issue of which shall have been authorized by the Board of Directors, and any contracts, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed, according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the Board of Directors or these by-laws; (f) have general charge of the stock transfer books of the corporation; (g) have authority to certify the bylaws, resolutions of the shareholders and Board of Directors and committees thereof, and other documents of the corporation as true and correct copies thereof; and (h) perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

ARTICLE V
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent of agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI
SHARES AND THEIR TRANSFER

SECTION 1. SHARES REPRESENTED BY CERTIFICATES AND UNCERTIFICATED SHARES. Shares either shall be represented by certificates or shall be uncertificated shares. Certificates representing shares of the corporation shall be signed by the President or a Vice President or by such officer as shall be designated by resolution of the Board of Directors and by the Secretary or an Assistant Secretary and shall be sealed with the seal or a facsimile of the seal of the corporation. If a certificate is countersigned by a transfer agent or registrar, other than the corporation or its employee, any other signatures may be facsimile. Each certificate representing shares shall be consecutively numbered or otherwise identified and shall also state the name of the person to whom issued, the number and class of shares (with designation of series, if any), the date of issue, the class (Class A or Class B) and that each share has a par value. If the corporation is authorized and does issue shares of more than one class or of series within a class, the certificate shall also contain such information or statement as may be required by law.

Unless prohibited by the Certificate of Incorporation, the Board of Directors may provide by resolution that some or all of any class or series of shares shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until the certificate has been surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send the registered owner thereof a written notice of all information that would appear on a certificate. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares shall be identical to those of the holders of certificates representing shares of the same class and series. The name and address of each shareholder, the number and class of shares held and the date on which the certificates for the shares were issued shall be entered on the books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

SECTION 2. LOST CERTIFICATES. If a certificate representing shares has allegedly been lost or destroyed the Board of Directors may in its discretion, except as may be required by law, direct that a new certificate be issued upon such indemnification and other reasonable requirements as it may impose.

SECTION 3. TRANSFERS OF SHARES. Transfer of shares of the corporation shall be recorded on the books of the corporation. Transfer of shares represented by a certificate, except in the case of a lost or destroyed certificate, shall be made on surrender for cancellation of the certificate for such shares. A certificate presented for transfer must be duly endorsed and accompanied by proper guaranty of signature and other appropriate assurances that the endorsement is effective. Transfer of an uncertificated share shall be made on receipt by the corporation of an instruction from the registered owner or other appropriate person. The instruction shall be in writing or a communication in such form as may be agreed upon in writing by the corporation.

ARTICLE VII
FISCAL YEAR

The fiscal year of the corporation shall begin on the first day in January of each year and shall end on the last day in December.

ARTICLE VIII
DISTRIBUTIONS

The Board of Directors may authorize, and the corporation may make distributions to its shareholders, subject to any restrictions in its Certificate of Incorporation or provided by law.

ARTICLE IX
SEAL

The corporation may but shall not be required to have a corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced, provided that the affixing of the corporate seal to an instrument shall not give the instrument additional force or effect, or change the construction thereof, and the use of the corporate seal is not mandatory.

ARTICLE X
WAIVER OF NOTICE

Whenever any notice is required to be given under the provisions of these by-laws or under the provisions of the Certificate of Incorporation or under the provisions of Delaware Law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting objects to the holding of the meeting because proper notice was not given.

ARTICLE XI
INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

SECTION 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

SECTION 3. To the extent that a director, officer, employee or agent of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in Sections 1 and 2 hereof, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

SECTION 4. Any indemnification under Sections 1 and 2 hereof (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 1 and 2 hereof. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (c) by the shareholders.

SECTION 5. No director of the corporation shall have any liability to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for (i) any breach of a director's duty of loyalty to the corporation or to its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the director derives an improper personal benefit. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification. If the laws of the State of Delaware are amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the laws of the State of Delaware, as so amended.

SECTION 6. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as authorized in this article.

SECTION 7. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 8. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of these sections.

9

SECTION 9. If the corporation has paid indemnity or has advanced expenses to a director, officer, employee or agent, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders' meeting.

SECTION 10. References to "the Corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation), absorbed in a merger which otherwise would have lawfully been entitled to indemnify its directors, officers, and employees or agents.


ARTICLE XII
AMENDMENTS


Unless the power to make, alter, amend or repeal the by-laws is reserved to the shareholders by the Certificate of Incorporation, the by-laws of the corporation may be made, altered, amended or repealed by the shareholders or the Board of Directors, but no by-law adopted by the shareholders may be altered, amended or repealed by the Board of Directors if the by-laws so provide. The by-laws may contain any provisions for the regulation and management of the affairs of the corporation not inconsistent with law or the Certificate of Incorporation.

EXHIBIT G

Financial Statements

BAJA PUBLIC HOUSE HOLDING CORP.

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED
MARCH 26, 2025 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BAJA Public House Holding Corp.
Delaware

Opinion

We have audited the financial statements of BAJA Public House Holding Corp., which comprise the balance sheet as of March 26, 2025 (Inception Date), and the related statement of operations, changes in stockholders' equity, and cash flows for the period ended March 26, 2025 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BAJA Public House Holding Corp. as of March 26, 2025 (Inception Date), and the results of its operations and its cash flows for the period ended March 26, 2025 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BAJA Public House Holding Corp. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BAJA Public House Holding Corp.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BAJA Public House Holding Corp.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about BAJA Public House Holding Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

June 17, 2025
Los Angeles, California

BAJA PUBLIC HOUSE HOLDING CORP.
BALANCE SHEET

As Of Inception	March 26, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	
Total Liabilities	$ -
STOCKHOLDER'S EQUITY	
Common Stock	-
Additional Paid-In Capital	-
Accumulated Deficit	-
Total Stockholder's Equity	-
Total Liabilities and Stockholder's Equity	$ -

See accompanying notes to financial statements.

For The Period Ended	March 26, 2025
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Loss	-
Interest Expense	-
Other Income/(Loss)	-
Loss Before Provision For Income Taxes	-
Provision/(Benefit) For Income Taxes	-
Net Loss	**$ -**

See accompanying notes to financial statements.

BAJA PUBLIC HOUSE HOLDING CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance—As of Inception March 26, 2025	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	-	-	-	-	-
Net Loss	-	-	-	-	-
Balance—March 26, 2025	-	$ -	$ -	$ -	$ -

See accompanying notes to financial statements.

For The Period Ended	March 26, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ -
Net Cash Used In Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Proceed From Issuance of stock	-
Net Cash Provided By Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

BAJA PUBLIC HOUSE HOLDING CORP.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED MARCH 26, 2025 (INCEPTION DATE)

1. NATURE OF OPERATIONS

BAJA Public House Holding Corp. was formed on March 26, 2025, as a Delaware Corporation. The financial statements of BAJA Public House Holding Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Delaware.

BAJA Public House Holding Corp (R!NO) operates under a capital-efficient, service-based model by licensing its brand to a third-party Mexican operator for a boutique hotel and bar/restaurant in El Pescadero. While the local entity manages day-to-day operations, R!NO provides marketing, sales, and strategic management services from the U.S., retaining oversight of design, operations, and brand alignment to ensure a consistent, high-quality guest experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 26, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 17, 2025, which is the date the financial statements were issued.

3.   STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001 per share. Of these, 75,000,000 shares are designated as Class A Common Stock and 25,000,000 shares as Class B Common Stock. As of March 26, 2025, no shares of any class of Common Stock have been issued or are outstanding.

4.   DEBT

The company has no debt outstanding as of March 26, 2025.

5.   RELATED PARTY

There are no related party transactions as of March 26, 2025.

6.   INCOME TAXES

The provision for income for the period ended March 26, 2025, is as follows:

For The Period Ended March 26,	2025
Net Operating Loss	$ -
Valuation Allowance	-
Net Provision for Income Tax	**$ -**

Significant components of the Company's deferred tax assets and liabilities as of March 26, 2025, are as follows:

As of March 26,	2025
Net Operating Loss	$ -
Valuation Allowance	-
Total Deferred Tax Asset	**$ -**

The company is a new entity formed on March 26, 2025, and does not currently have any taxable income or deferred tax assets. As the company generates future taxable income, it will assess the possibility of utilizing Net Operating Loss (NOL) carryforwards for tax purposes. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. However, since the company is in its initial stages, it's too early to determine if sufficient taxable income will be generated to benefit from future tax deductions related to potential deferred tax assets.

The company recognizes the impact of a tax position in its financial statements only if it's more likely than not to be sustained upon examination by tax authorities based on the technical merits of the position. As of its inception date (March 26, 2025), the company has no prior operations and, consequently, no unrecognized tax benefits or accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 26, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT H

Testing the Waters



PLAYA SAN PEDRITO, BAJA

Todos Santos, BCS, MX

THE EARLY BIRD GETS THE PERKS—DON'T MISS OUT **41 DAYS | 11 HRS | 39 MINS | 12 SECS**

$12,890,835	$1.44	$1,000
Total Invested To Date	Share Price	Minimum Investment + [illegible] Investor Processing Fee

INTRODUCING

R!NO

A CLIFFTOP CANTINA, BOUTIQUE HOTEL & WELLNESS CENTRE.

PERCHED ON 27 ACRES OF UNTOUCHED OCEANFRONT IN BAJA CALIFORNIA SUR.

We're opening our doors to investors who want more than numbers on a spreadsheet.

This is an ROI you can drink, taste, wear, indulge, live... And tell your friends about.

HERE'S THE SKINNY…





A world-class hospitality experience starring ice cold cocktails, flame-grilled food and endless sunsets

A 30-room boutique hotel with $400–$600/night ADR, operating under a secure revenue-based lease agreement with the local Ejido. (Average Daily Rate)

A yoga & wellness centre to calm your mind and senses

Sustainability forward off grid project focusing on minimizing our footprint

Led by two industry veterans behind brands worth over $85M — with a vision not only for the consumer but the community.



DRINKING



DINING



DWELLING



DOING

ISN'T IT ABOUT TIME YOU CLAIMED YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE

And PS, we've done the hard work for you

R!NO IS A LIVING, BREATHING DESTINATION AND WORLD-CLASS HOSPITALITY EXPERIENCE

Built for the adventurous and the curious, this is a place to unwind, reconnect, and raise a damn good glass to doing life differently.



R!NO Nights

Drinking, dining, dancing or watching the sunset from your bathtub

WE'RE BUILDING MORE THAN JUST ANOTHER HOTEL IN MEXICO.

We're building a community.   A creative playground.   A barefoot-luxury haven at the edge of the world.

ISN'T IT ABOUT TIME YOU CLAIMED YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE

And PS, we've done the hard work for you

QUE
E ON

-$600/night
om rates

75–85% occupancy
in peak season

143% growth in international
arrivals to Baja Sur since 2019

Limited competition
(fewer than 500 rooms
in the region)

A hotel that wo
you and on

NVESTOR?

SN'T YOUR
VESTMENT.

LIFESTYLE
NVESTOR

their portfolio to look
their passport stamps.

THE
ADVENTURE SEEKER

who's done Bali, done Tulum, and
is ready to own the next hot spot.

CREATIVE
REPRENEUR

alues experiences,
, and returns that go
than spreadsheets.

THE
MAVERICK

who's not afraid to get in early...
and brag about it later.

PACT-DRIVEN
NVESTOR

nts their money to
stainable tourism and
munity partnerships.

THE "F**K IT,
I'M BUYING A
BOUTIQUE HOTEL"

because why the hell not?

ISN'T IT ABOUT TIME YOU CLAIMED
YOUR SLICE OF PARADISE?

CLAIM YOUR VERY OWN SLICE OF PARADISE



INVESTOR PERKS

| INVEST $1,000 - $2,499 | 15% BONUS SHARES | AVAILABLE UNTIL JULY 31ST | **INVEST NOW** |

INVEST $2,500 - $4,999

15%
BONUS SHARES

TIER 1
BAJA BEACH KIT

- 1 Free Night Accommodation For 2
- RINO Baja Beach Kit - bucket hat, sunscreen, bandana, beach towel, tote bag.
- Join the LEYENDA Wall of Fame our list of thanks to our founders.
- **FIRST 10 INVESTORS:** Receive a hand-crafted knife set (2) created by Master Knife Maker Don José Ojeda. $2,500 minimum investment.*

AVAILABLE UNTIL JULY 31ST

INVEST NOW

INVEST $5,000 - $7,499

15%
BONUS SHARES

TIER 2
ESCUELA DE COCINA

- 2 Free Nights Accommodation For 2
- RINO Desert Fire Cooking Master Class with Chef Blake and team.
- Join the LEYENDA Wall of Fame our list of thanks to our founders.

AVAILABLE UNTIL JULY 31ST

INVEST NOW

INVEST $7,500-$9,999

15%
BONUS SHARES

TIER 3
SIP N' STAY

- 3 Free Nights Accommodation For 2
- Work with the RINO bar team to create the ultimate desert/beach cocktail which you name and goes on the rotating founders cocktail menu.
- Join the LEYENDA Wall of Fame our list of thanks to our founders.

AVAILABLE UNTIL JULY 31ST

INVEST NOW

INVEST $10,000+

15%
BONUS SHARES

TIER 4
JUST DO IT

- Total of 5 Free Nights Accommodation For 2
- PLUS your choice of:
  - 5 day yoga immersion experience (2 guests)
    OR
  - 5 day surfing classes (2 guests)
- Join the LEYENDA Wall of Fame our list of thanks to our founders.

AVAILABLE UNTIL JULY 31ST

INVEST NOW

EXHIBIT I

Video Transcript

Exhibit I

R!NO INTRO VIDEO

Welcome to R!NO, a clifftop cantina and boutique hotel project designed for today's traveler and tomorrow's investor. Nestled in Baja California Sur, it's more than a destination. It's an opportunity.

Jeremy and I've been lucky enough to be part of some incredible hospitality experiences across a couple of different continents.

Given we both grew up spending a lot of time on the beach in Australia and we both drank a lot of margaritas and beaches in Mexico, basically, that brought us to Baja, and this is where we've chosen to create our version of the ultimate hospitality experience.

When we first started, we just wanted to make some cold, delicious drinks at a beach bar, some food off the flames, and a couple of rooms for friends traveling. Fast forward 15 years and here we are. R!NO.

Given we both grew up spending a lot of time on the beach in Australia, probably professional beach goers, and we've both drank a lot of margaritas. Beaches in Mexico, basically that for us to Baja. And this is where we've chosen to create our version of the ultimate hospitality experience.

Baja California Sur is booming. The stats out of Cabo Airport have international travel up 143% since 2019, and that's not even to mention La Paz Airport, which is also booming on the other side of the peninsula. A bit further up.

Welcome to R!NO. We've got cantina and boutique hotel perched above sunny San Pedrito Beach, about 50 minutes from Cabo Airport and about an hour from La Paz. We've secured a ten plus ten year lease with the Ejido on what I'll describe as the most spectacular property on the peninsula.

Here at R!NO. It's not just an investment. It's been part of a movement and been part of our family.

Pretty good, huh?

R!NO hospitality will be made up of three distinct units food and beverage, accommodation and wellness. All of this will be presented with our unique brand Australian hospitality.

Our wellness offerings going to be headed up by the amazing Dani Gutierrez. My name is Dani and what we want to offer our guests at R!NO is more than a vacation.

It's transformation. A place where every detail invites you to slow down.

We've employed a local group called WESO Architects to ensure that we are really working within the confines of the mountain. Hello, I'm Elias Holtz. I'm the co founder of West Architects. The first time we spoke about this very interesting project R!NO. It was a big surprise to hear that there was going to be a project on this famous spot, a unique part of the R!NO project.

Is the work really hard to secure a deal with the local Hedo, which is a local land co-op which really looks after the land in the name of the community. We've all dreamt of owning our own little piece of Paradise. We think there's an opportunity for our style of hospitality to be, to make a real impact in the North American market for as little as $1,000.

You can get involved and have a little piece of Mexico here with us. Join us for the journey.

R!NO EXPLAINER VIDEO

We're sitting here, top of R!NO in Baja California Sur.
Imagine sitting here with your friends and loved ones —or others —and enjoying a crisp, ice-cold margarita, catching some Pacific sunset.

But this isn't just about sunsets and serenity. It's about people —founders who've built, owned, and led some of the world's most respected hospitality experiences.

Hey, I'm Nick. I started off in professional services, and then after a few years of that in Guadalajara, being in the middle of the tequila world, I thought I'd dedicate the rest of my life to making and serving tequila.

My name is Jez Spencer. I've got over 30 years in hospitality. During this time, I've worked at some of Australia's biggest and greatest resorts. I've owned my own venues, and I've certainly put the hard yards in to be able to sit in front of you today.

So Nick, why should people invest in R!NO?
Four reasons: Baja is booming, right crew on the right mountain. Strong margins, strong returns. And have a look at the place we're doing it.
You make a good point.

There's a lot of beautiful beaches in Mexico. There are beautiful beaches around the world. But one of the key factors in a particular area taking off is its access to both domestic and international travel.

And here in Todos Santos, where R!NO is —literally about halfway between Cabo International Airport and La Paz.
If you drive like Nick, it's 55 minutes. Any other human, normally about 67 minutes.

So for us to be equidistant between the two airports —it's a great place to be.
The vision's set. The destination's locked in.

CURRENT: Here's what's on the table for investors in the first wave: Every investor receives 15% bonus shares. And the first ten? A custom knife kit forged by Don Jose Ojeda —plus a place on the Leyenda Wall of Fame.

The perks are real.
The vibe is unforgettable.
And this is your moment.
Invest early and leave your mark.

UPDATED: Here's what's on the table for first -wave investors: Get in early and earn up to 15% bonus shares. The earlier you move, the more you unlock. This is your moment — make your mark on something unforgettable.

We've all dreamt of owning our own little piece of paradise.
 We think there's an opportunity for our style of hospitality to make a real impact in the North American market.

For as little as $1,000, you can get involved and have a little piece of Mexico here with us.
 Pretty good, what do you reckon?

Join us for the journey.

APPENDIX A

Investor Perks -
Summary of Key Perks Terms and Conditions

<u>Summary of Key Terms and Conditions</u>

A summary of key terms and conditions is provided below. For complete details regarding redemption periods, blackout dates, and other limitations, please visit www.rino-baja.com/investor-perks-terms.

- All complimentary bookings must be redeemed within 12 months of the hotel's official opening date

- Each complimentary booking (except Tier 4) must be paired with a paid booking

- Complimentary bookings are valid for a maximum of 2 guests per room

- All stays are subject to availability, and blackout dates may apply

- Perks cannot be exchanged for cash value, transferred, or deferred beyond the redemption window

- All offers are available while supplies last

- Perks, incentives, and bonus shares are non-stackable - investors will receive only the highest-value perk they qualify for based on their total investment amount